SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                           The New Germany Fund, Inc.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    644465106
                                 (CUSIP Number)

     Andrew Pegge                              Copy to:
     Laxey Partners Limited                    Gary T. Moomjian, Esq.
     Stanley House                             Kaufman & Moomjian, LLC
     7-9 Market Hill                           50 Charles Lindbergh Boulevard
     Douglas                                   Mitchel Field, New York 11553
     Isle of Man IM1 2BF

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 1, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No.  644465106          13D                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Value Catalyst Fund Limited
    No I.R.S. Identification No.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                            Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER            0
SHARES
                  --------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER          0
OWNED BY
                  --------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER       0
REPORTING
                  --------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                       IV**
--------------------------------------------------------------------------------
         * SEE INSTRUCTIONS BEFORE FILLING OUT!


** Not registered under the Investment Company Act of 1940.

CUSIP No.  644465106          13D                              Page 3 of 5 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Laxey Investors Limited
    No I.R.S. Identification No.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                   Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER           0
SHARES
                  --------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER         0
OWNED BY
                  --------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER      0
REPORTING
                  --------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                                 IV**
--------------------------------------------------------------------------------
         * SEE INSTRUCTIONS BEFORE FILLING OUT!


** Not registered under the Investment Company Act of 1940.

ITEM 1.  SECURITY AND ISSUER.                                   Page 4of 5 Pages
         --------------------

     This Amendment No. 1 to Schedule 13D relates to the common stock ("Common Stock") of The New Germany Fund, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 31 West 52nd Street, New York, New York 10019.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

     (a) and (b) The Value Catalyst Fund Limited ("Catalyst") and Laxey Investors Limited ("LIL") no longer beneficially own any shares of Common Stock. To the best knowledge of Catalyst and LIL, neither Laxey Partners Limited, the investment manager of Catalyst and LIL ("Laxey"), nor any of the directors of Catalyst or LIL or any of the executive officers or directors of Laxey beneficially own any shares of Common Stock.

     (c) Within the past 60 days, Catalyst sold shares of Common Stock on the New York Stock Exchange as follows:

                                        No. of Shares            Price per
         Date (all year 2001)               Sold*                  Share
         --------------------           -------------            ----------
         August 1                          425,000                 $6.49
         August 2                           42,500                 $6.57
         August 3                          382,500                 $6.42
         August 6                            9,500                 $6.59

     Within the past 60 days, LIL sold shares of Common Stock on the New York Stock Exchange as follows:

                                        No. of Shares            Price per
         Date (all year 2001)               Sold *                 Share
         --------------------           -------------            ---------
         August 1                          425,000                 $6.49
         August 2                           42,500                 $6.57
         August 3                          382,500                 $6.42
         August 6                            9,500                 $6.59

     (e) On August 1, 2001, Catalyst and LIL ceased to be the beneficial owners of more than five percent of the Common Stock.

                                                               Page 5 of 5 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 13, 2001

                                           The Value Catalyst Fund Limited

                                           By    /s/ Elizabeth Tansell
                                               ------------------------------
                                               Name: Elizabeth Tansell
                                               Title:   Director



Dated: August 13, 2001                     Laxey Investors Limited

                                           By    /s/ Andrew Pegge
                                               ------------------------------
                                               Name: Andrew Pegge
                                               Title:   Director